UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	000-51196

AIXTRON SE

(Exact name of registrant as specified in its charter)

Dornkaulstr. 2

52134 Herzogenrath

Federal Republic of Germany

+49-2407-9030-0

(Address, including zip code, and telephone number, including area code, of registrant’s Principal
Executive Offices)

American Depositary Shares, each representing one Ordinary Share

Ordinary shares, no par value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)
Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.        Exchange Act Reporting History

A.            AIXTRON SE (the “Registrant”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) when the Registrant’s registration statement on Form 8-A filed on March 10, 2005 was declared effective by U.S. Securities and Exchange Commission (the “Commission”).

B.            The Registrant has filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report on Form 20-F under section 13(a).

Item 2.        Recent United States Market Activity

The Registrant’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), on March 10, 2005 pursuant to a Registration Statement on Form F-4 (No. 333-122664), as amended.

The Company filed Registration Statements on Form S-8 (No. 333-165495, No. 333-134045 and No. 333-123513) under which securities were sold to employees.

Prior to filing this Form 15F, the Company filed post-effective amendments to terminate the registration of unsold securities under these Registration Statements.

Item 3.        Foreign Listing and Primary Trading Market

A.     The Registrant has maintained a listing of its ordinary shares on the Frankfurt Stock Exchange in Germany. Germany constitutes the primary trading market for the Registrant’s ordinary shares. The Registrant’s ordinary shares, each represented by one American Depositary Share (“ADS”), were also traded on the Nasdaq Global Select Market (“Nasdaq”) in the form of American Depositary Receipts (“ADR”). The Registrant’s Nasdaq listing terminated on January 9, 2017.

B.    The Registrant’s ordinary shares were initially listed on the Frankfurt Stock Exchange in December 6, 1997. The Registrant has maintained the listing of its ordinary shares on the Frankfurt Stock Exchange for at least the 12 months preceding the filing of this Form 15F.

C.    During the 12-month period beginning on December 21, 2015 and ending on December 20, 2016, approximately 67.73% of the worldwide average daily trading volume (“ADTV”) in the Registrant’s ordinary shares occurred in Germany. During this period, the average daily trading volume of the subject securities in Germany was greater than the ADTV of the subject securities in the United States.

Item 4.        Comparative Trading Volume Data

A.            The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on December 21, 2015 and ended on December 20, 2016 (the “Applicable Period”).

B.    For the Applicable Period, the ADTV of the Registrant’s ordinary shares in the United States was 29,535 and the ADTV of the ordinary shares on a worldwide basis was 1,610,632.

C.    For the Applicable Period, the ADTV of the Registrant’s ordinary shares in the United States as a percentage of the ADTV of the ordinary shares on a worldwide basis was 1.83%.

D.    The Registrant’s ADSs were voluntarily delisted from Nasdaq and ceased trading on Nasdaq on December 30, 2016 (effective January 9, 2017). As of December 30, 2016, the ADTV of the ordinary shares in the United States as a percentage of the ADTV of the ordinary shares on a worldwide basis for the preceding 12-month period was 1.97%.

E.    Not applicable.

F.    The foregoing trading volume information was obtained using Bloomberg.  The United States ADTV figures include Nasdaq and over the counter trades, while the worldwide ADTV figures include trades on the Frankfurt Stock Exchange, other European exchanges and over the counter in Europe and Nasdaq and over the counter in the United States. All figures include off exchange transactions, as applicable.

Item 5.        Alternative Record Holder Information.

Not applicable.

Item 6.         Debt Securities.

Not applicable.

Item 7.        Notice Requirement.

A.            On December 20, 2016, the Registrant disclosed in a press release its intent to voluntarily terminate its reporting requirements under Sections 13(a) and 15(d) of the Exchange Act.

B.            The press release described above was disseminated by the major financial newswire services in the United States and submitted to the Commission under Form 6-K on December 20, 2016. Additionally, the notice was posted and has been maintained on the Registrant’s website at www.aixtron.com.

Item 8.        Prior Form 15 Filers.

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption.

The Registrant will publish the information required under Rule 12g3-2(b)(1)(iii), in English, on its website www.aixtron.com.

PART III

Item 10. Exhibits.

Not applicable.

Item 11. Undertakings.

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12 month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, AIXTRON SE has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing so, AIXTRON SE certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

AIXTRON SE

Date: January 9, 2017	/s/ MARTIN GOETZELER
Martin Goetzeler Chairman, President, Chief Executive Officer and Acting Chief Financial Officer